EX-99.77L NEW ACCTNG

CHANGES IN ACCOUNTING PRINCIPLES
Sub-Item 77L: Changes in Accounting Principles and Practices

Changes in Method of Calculating Portfolio Turnover

Effective December 1, 2015, the Infinity Q Diversified Alpha Fund changed its accounting policy in regards to the calculation of portfolio turnover. Management determined that cash and long-term derivative positions represent a significant portion of the Fund's holdings and should be included in the market value for the calculation. The amount of long-term derivative and cash transactions are excluded from the calculation.

For the period ended August 31, 2015, the portfolio turnover ratio was restated from 6012% to 195% for both classes on the Financial Highlights. This change had no effect on previously reported net assets or total returns.